Exhibit 1

      The persons filing this statement are North Star Partners, L.P., a Delaware limited partnership ("North Star"), North Star Partners II, L.P., a Delaware limited partnership ("NSP II") and Andrew R. Jones, a citizen of the United States of America ("Mr. Jones") (collectively, the "Reporting Persons"). The general partner of North Star and NSP II is NS Advisors, L.L.C., a Connecticut limited liability company. Mr. Jones is the sole managing member of NS Advisors, L.L.C.